

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 2, 2006

Mr. Melvyn Williams
Chief Financial Officer
Apollo Gold Corporation
5655 South Yosemite St., Suite 200
Greenwood Village, Colorado 80111-3220

   Re: **Apollo Gold Corporation**
     Form 10-K for Fiscal Year Ended December 31, 2004, as amended
     Filed March 16, 2005 and January 25, 2006
     Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005
     and September 30, 2005, as amended
     Filed May 11, 2005, August 9, 2005, November 9, 2005
     and April 7, 2006
     Response Letters Dated January 25, 2006, February 24, 2006,
     April 6, 2006 and April 28, 2006
     File No. 1-31593

Dear Mr. Williams:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

           Sincerely,

           H. Roger Schwall
           Assistant Director

   cc: J. Wynn
     R. Baer
     <u>via facsimile</u>
     Deborah J. Friedman
     Davis Graham & Stubbs LLP
     (303) 893-1379